Exhibit 99.1

Fusion Fuel’s BrightHy Solutions Announces Non-Binding Term Sheet for Strategic Partnership with €30 Million Commitment for Hydrogen Infrastructure Investments

Dublin, Ireland, July 22, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), a Fusion Fuel subsidiary and provider of hydrogen solutions, executed a non-binding Term Sheet (the “Term Sheet”) outlining the terms of a strategic partnership focused on investments in hydrogen projects and infrastructure with an integrated green energy technologies provider (the “Partner”). As contemplated by the Term Sheet, subject to execution of one or more binding agreements, the Partner would commit up to €30 million in capital over four years to be invested in certain hydrogen projects. These investments are expected to be channeled through special purpose vehicles held by a newly created investment entity to be majority-owned by the Partner.

The projects contemplated by the Term Sheet would be mid-scale hydrogen infrastructure projects, with a typical investment size ranging from €2 million to €5 million per project, and a maximum investment size of €10 million per project. Each project would be evaluated against certain sustainability, financial, and other benchmarks, with the strategic mission of delivering certain minimum unlevered returns.

The investment entity would be managed by BrightHy Solutions under a 10-year management agreement, with oversight provided by a board of directors and investment committee, which would include representatives of BrightHy Solutions and an independent director.

It is anticipated that the definitive agreements contemplated by the Term Sheet will contain customary representations, warranties and covenants made by BrightHy Solutions and the Partner. It is anticipated that definitive agreements will also contain certain termination rights for both BrightHy Solutions and the Partner, and, in connection with the termination of any such definitive agreements under certain circumstances, BrightHy Solutions and the Partner may be required to pay the other party a termination fee. Entry into definitive agreements will also be subject to: (i) legal, tax and accounting structuring advice, (ii) the satisfactory completion of due diligence investigation by the parties on all aspects of business, operations, financial condition and other assets and liabilities appropriate for a transaction of this nature, and (iii) the satisfaction of the conditions described in the Term Sheet.

Frederico Figueira de Chaves, Chief Executive Officer of BrightHy Solutions, commented, “This initiative represents a significant step forward in our ambition to scale clean hydrogen solutions and deliver long-term value for our stakeholders. BrightHy Solutions’ deep experience and capabilities in the hydrogen industry place us in a strong position to identify and deliver attractive hydrogen projects. We look forward to sharing more about this strategic development in the near future.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

About Bright Hydrogen Solutions Ltd

BrightHy Solutions, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO), is positioning itself as a leader in the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions assists clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency. Find out more at www.brighthy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with the Partner, the ability of the parties to the Term Sheet to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements, the ability of the parties to the Term Sheet to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions, the ability of the Partner to satisfy its financing commitments for the projects contemplated by the Term Sheet, and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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www.fusion-fuel.eu

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